

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Brad Hively
Chief Executive Officer
The Oncology Institute, Inc.
18000 Studebaker Rd., Suite 800
Cerritos, California 90703

> **Re: The Oncology Institute, Inc.**
> **Registration Statement on Form S-1**
> **Filed on December 17, 2021**
> **File No. 333-261740**

Dear Mr. Hively:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at (202) 551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Stokdyk